SUNDIAL GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2019

SUNDIAL GROUP, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2019

CONTENTS

	Page
Facing page to Form X-17A-5	2A
Affirmation	2B
Report of Independent Registered Public Accounting Firm	3
FINANCIAL STATEMENTS:	
Statement of Financial Condition	5
Statement of Operations	6
Statement of Changes in Member's Equity	7
Statement of Cash Flows	8
Notes to Financial Statements	9 - 13
SUPPLEMENTARY SCHEDULES:	
Schedule 1 - Computation of net capital pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934	15
Supplementary Note - Supplemental information Pursuant to Rule 17-a-5 of the Securities Exchange Act of 1934	16
Report of Independent Registered Public Accounting Firm on Rule 15c3-3 Exemption Report	17
Rule 15c3-3 Exemption Report	18







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68894

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sundial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Andrews Avenue, Suite 602
(No. and Street)

Ft. Lauderdale	Florida	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristy Johnson (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 N.W. Corporate Blvd., Suite 240	Boca Raton	Florida	33431-7328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Britton _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Sundial Group, LLC _____ , as
of December 31 _____ , 20 19 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



Notary Public State of Florida
Marjorie Chang
My Commission GG 308685
Expires 03/06/2023

Marjorie Chang
Notary Public

signature
President   Signature
                   Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Member of:
Sundial Group, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sundial Group, LLC (the "Company") as of December 31, 2019, the related statement of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member Center for Public Company Audit Firms



Supplemental Information

The information contained in Schedule I and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
We have served as the Company's auditor since 2012.
Boca Raton, Florida
February 26, 2020

SUNDIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets		
Cash	$	50,604
Prepaid expenses		10,211
Total Current assets		60,815
Non-marketable securities		25,000
Total Assets	$	85,815
Liabilities and Member's Equity		
Accounts payable	$	685
Payable to related party affiliate		5,550
Total Liabilities		6,235
Commitments and contingencies (Note 4)		
Member's equity		79,580
Total Liabilities and Member's Equity	$	85,815

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2019

Revenue		
Investment banking fees	$	456,445
Proprietary trade - gain on securities sold		210,471
Total revenue		666,916
Expenses		
Rent expense - related party		6,000
Professional fees		56,049
Regulatory fees		10,833
Registered representative compensation		106,500
Travel		1,180
Other expenses		6,517
Total expenses		187,079
Net Income	$	479,837

The accompanying notes are an integral part of these financial statements

SUNDIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Member's equity, beginning of year	$	112,093
Member contributions		37,650
Member distributions		(550,000)
Net Income 2019		479,837
Member's equity, end of year	$	79,580

The accompanying notes are an integral part of these financial statements

7

SUNDIAL GROUP, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities		
Net Income	$	479,837
Changes in operating assets and liabilities:		
Prepaid Expenses		(567)
Non-marketable securities		25,000
Accounts Payable		(4,767)
Payable to related party affiliate		22,200
Net cash provided by operating activities		521,703
Cash flows from financing activities		
Member distributions		(550,000)
Net cash used in financing activities		(550,000)
Net decrease in cash		(28,297)
Cash, beginning of year		78,901
Cash, end of year	$	50,604

Supplemental disclosure of cash flow information:

Interest paid in 2019	$0
Taxes paid in 2019	$0

Non-cash investing and financing activities

Contributed capital – related party loan forgiveness	$37,650

The accompanying notes are an integral part of these financial statements

NOTE 1 -   NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization
Sundial Group, LLC (the "Company", "we", "us", "our"), incorporated in 2011 in Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's primary business is to assist clients with merger and acquisitions ("M&A"), including acting as a placement agent and finder to assist businesses with the sale of assets, stock or partnership interests; acting as an advisor to businesses looking to pursue acquisitions and/or mergers.   The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

NOTE 2 -   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:
The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Investment Banking Fees Receivable:
Due to the nature of the Company's business, Investment Banking fees receivable are usually collected within a matter of days as they are typically paid upon closing of a transaction.

Revenue Recognition:
On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606") using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under Topic 605.

NOTE 2 - Summary of significant accounting policies (*Continued*)

There was no cumulative effect to member's equity as of January 1, 2018, or to revenue for the year ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Practical Expedients:

The following practical expedient available under the modified retrospective method was applied upon adoption of ASC 606:

1. We applied the practical expedient outlined under ASC 606-10-65-1(h), and did not restate contracts that were completed contracts as of the date of initial application, i.e. January 1, 2018.

Performance Obligations:

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services which is the transaction price.

Investment banking revenues include fees ("the transaction price") earned from providing merger-and-acquisition and financial advisory services on closed transactions. Investment banking fees are recorded on the closing date of the third-party transaction if the fees are reasonably determinable and collection is probable. This is the date the performance obligation is considered satisfied.

The Company may receive consideration in the form of securities. Securities received as consideration are often earned at a point in time when the specified event occurs, and the securities are issued to us. Therefore, we measure and recognize these securities received at fair value on the date of receipt. If securities are received in advance of completion of our services, the fair value will be recorded as deferred revenue and recognized as revenue as the services are completed.

Disaggregation of revenues by product type in 2019 equals investment banking fees of $456,445 and a proprietary trade gain on securities held of $210,471 from non-marketable securities held with a recorded value of $25,000.

Income Taxes:

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. As of December 31, 2019, tax years since 2016 remain open for IRS audit. The Company has received no notice of audit from the Internal Revenue Service for any of the open tax years.

Fair Value of Financial Instruments and Fair Value Measurements:
The carrying amounts of the Company's financial assets, including cash, commission's receivable and of certain financial liabilities including accounts payable, accrued compensation and due to related party, approximate fair value because of their short maturities. Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The following table summarizes the valuation of the Company's financial instruments by ASC 820-10 pricing levels as of December 31, 2019:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2019
U.S. Securities Non-marketable Securities	$ -	$ -	$ 25,000	$ 25,000
Total	$ -	$ -	$ 25,000	$ 25,000

11

There were no transfers between levels during the year ended December 31, 2019.

NOTE 3 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2019. As of December 31, 2019, there was no cash held in a corporate checking account that was not insured.

The Company's revenue stream in 2019 consisted of investment banking fees and proprietary trade – gain on securities sold. The Company recorded revenue from 2 customers in fiscal 2019.

NOTE 4 - COMMITMENTS AND CONTINGINCIES
Lease:

The Company leases office facilities under a sublease agreement with a related party affiliated entity. As of December 31, 2019, the Company is renting on a month to month basis.

Rent expense for the year ended December 31, 2019 was $6,000. (Note 5)

Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company entered into a sublease agreement with Cross Keys Capital, LLC, an affiliated entity, commencing April 1, 2015. The agreement expired August 31, 2016 and is now as a month to month. Under the agreement, the Company pays the affiliate for basic rent and services including telephone, internet, and utilities. Payable to related party affiliate in the accompanying statement of financial condition represents amounts due under this sublease agreement. As of December 31, 2019, amounts due to related party is $5,550. Rent expense under the agreement was $6,000 for the year ended December 31, 2019.

Included in other expenses in the statement of operations are additional related party expenses under the agreement of $1,200 for the year ended December 31, 2019. Included in compensation is $15,000 that has been allocated to the Company for wages for services provided to the company by an employee who is paid by theaffiliate for the year ended December 31, 2019.

Cross Keys Capital forgave $37,650 due under the above-mentioned agreement. The forgiven amount is reflected as contributed capital in the accompanying financial statements due to the related party nature.

Distributions to the sole Member in 2019 totaled $550,000.

NOTE 6 -   NET CAPITAL REQUIREMENT
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $44,369, which exceeded its requirement of $5,000 by $39,369. The ratio of aggregate indebtedness to net capital was 0.14 to 1.

NOTE 7 -   SUBSEQUENT EVENTS
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2020, the date the financial statements were available to be issued.

SUNDIAL GROUP, LLC

SUPPLEMENTARY SCHEDULES

SUNDIAL GROUP, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

Net capital:

Member equity		$79,580

Deductions and/or charges:
  Nonallowable assets:

Non-marketable securities	25,000	
Prepaid expenses	10,211	
Total nonallowable assets		(35,211)

Net capital before haircuts on securities positions:		44,369

Haircuts on securities positions		0
Total haircuts		0

Net capital		$44,369

Computation of basic net capital requirement:
  The greater of $5,000 or 6 2/3% of aggregate

Indebtedness.		$5,000
Excess net capital		$39,369

Aggregate indebtedness:

Accounts payable and payable to related party affiliate		$6,235

Total aggregate indebtedness:		$6,235

Ratio: Aggregate indebtedness to net capital		0.14 to 1

Reconciliation between the computation of net capital and the corresponding unaudited FOCUS Report part IIA.

Net capital per unaudited Focus	$	45,054
Audit Adjustments effecting net capital:		(685)
Net capital per audited schedule	$	44,369

SUNDIAL GROUP, LLC
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2019

Sundial Group, LLC is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission.



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) Sundial Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Sundial Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Sundial Group, LLC stated that Sundial Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sundial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sundial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 26, 2020

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Sundial Group's Exemption Report

Sundial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Sundial Group, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2019.

2. Sundial Group, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2019 to December 31, 2019, without exception.

Sundial Group, LLC

I, Bill Britton, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



_____
Signature

President

_____
Title

February 26, 2020

SUNDIAL GROUP, LLC

**REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM ON APPLYING
AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION**

FOR THE YEAR ENDED DECEMBER 31, 2019



SALBERG & COMPANY, P.A.

Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

To the Member of:
Sundial Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Sundial Group, LLC and the SIPC, solely to assist you and SIPC in evaluating Sundial Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Sundial Group, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Sundial Group, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Sundial Group, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 26, 2020

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com
Member National Association of Certified Valuation Analysts • Registered with the PCAOB
Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1758**********************MIXED AADC 220
68894 FINRA DEC
SUNDIAL GROUP LLC
200 S ANDREWS AVE STE 602
FT LAUDERDALE, FL 33301-2066

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson (281) 367-0380

2. A. General Assessment (item 2e from page 2) $ 685

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid ______

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) $685

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 685

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 685

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sundial Group, LLC
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the ____ day of ______________, 20____.

Designated Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2019** and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 666,916
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	210,471
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	210,471
2d. SIPC Net Operating Revenues	$ 456,445
2e. General Assessment @ .0015	$ 685 (to page 1, line 2.A.)